Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lamb Weston Holdings, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-218742 and 333-214508) on Form S-8 of Lamb Weston Holdings, Inc. of our report dated July 25, 2017, with respect to the combined and consolidated balance sheets of Lamb Weston Holdings, Inc. as of May 28, 2017 and May 29, 2016, and the related combined and consolidated statements of earnings, comprehensive income, stockholders’ equity, and cash flows for each of the fiscal years in the three-year period ended May 28, 2017, and the related consolidated financial statement schedule, which report appears in the May 28, 2017 annual report on Form 10-K of Lamb Weston Holdings, Inc.

/s/ KPMG LLP

Seattle, Washington
July 25, 2017